Exhibit 99.1

TNL Mediagene Announces Results of 2025 Annual General Meeting of Shareholders

TOKYO and TAIPEI, December 5, 2025 -- TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced that it held its Annual General Meeting of Shareholders (“2025 AGM”) on December 2, 2025, which was originally held on November 25, 2025 and adjourned to December 2, 2025. Each of the proposals submitted to the shareholders for approval at the 2025 AGM has been approved.

Specifically, the shareholders of the Company passed and approved the following proposals:

Proposal No. 1: by ordinary resolution, the authorised share capital is increased from $50,000 (500 million ordinary shares) to $500,000 (5 billion ordinary shares).

Proposal No. 2: by special resolution, the amended and restated memorandum and articles of association of the Company, reflecting the increased authorised share capital under Proposal No. 1 and certain governance enhancements, is approved and adopted.

Proposal No. 3: by ordinary resolution, Marcus Brauchli and Priscilla Han are elected as Class I Director and Class II Director, respectively, in accordance with the classified board provisions of the amended and restated memorandum and articles of association under Proposal No. 2.

Proposal No. 4: by ordinary resolution, a share consolidation (reverse share split) at a ratio in the range of 1-for-2 to 1-for-100, is approved and the Board of Directors is authorized to implement such share consolidation at the discretion of the Board of Directors within twelve months of 2025 AGM.

Proposal No. 5: by special resolution, a further amended and restated memorandum and articles of association, to be effective only if the Board of Directors elects to implement the share consolidation under Proposal No. 4, is approved and adopted.

Proposal No. 6: by ordinary resolution, the Board of Directors is authorized to issue up to 500 million ordinary shares (on a pre-consolidation basis) over the next twelve months of 2025 AGM, subject to adjustment if the share consolidation under Proposal No. 4 is implemented.

Proposal No. 7: by ordinary resolution, the Chairperson of 2025 AGM is authorized to adjourn the meeting if necessary or appropriate.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. TNL Mediagene’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, ecommerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2025, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.